Filed Pursuant to Rule 433
Registration Nos. 333-155201
333-155201-01

SHELL INTERNATIONAL FINANCE B.V.
4.000% Guaranteed Notes due 2014
Guaranteed as to the Payment of Principal and Interest by
ROYAL DUTCH SHELL PLC

PRICING TERM SHEET

U.S$2,500,000,000 4.000% Guaranteed Notes due 2014:

Issuer:	Shell International Finance B.V.

Guarantor:	Royal Dutch Shell plc

Title:	4.000% Guaranteed Notes due 2014 (the “2014 Notes”)

Total principal amount being issued:	US$2,500,000,000

Denomination:	The 2014 Notes will be issued in denominations of $1,000 and integral multiples of $1,000.

Issuance/Settlement Date:	March 23, 2009

Guarantee:	Payment of the principal of and interest on the 2014 Notes is fully guaranteed by Royal Dutch Shell plc.

Maturity Date:	March 21, 2014

Day Count:	30/360

Day Count Convention:	Following

Interest Rate:	4.000% per annum

Date interest starts accruing:	March 23, 2009

Interest Payment Dates:	September 21 and March 21 of each year, subject to the Day Count Convention.

First Interest Payment Date:	September 21, 2009

Treasury benchmark:	1.875% due February 2014

US treasury yield:	1.906%

Spread to treasury:	210bps

Re-offer yield:	4.006%

Business Day:	Any weekday on which banking or trust institutions in neither New York nor London are authorized generally or obligated by law, regulation or executive order to close.

Ranking:	The 2014 Notes are unsecured and will rank equally with all of SHELL INTERNATIONAL FINANCE B.V’s other unsecured and unsubordinated indebtedness.

Regular record dates for interest:	The 15th calendar day preceding each Interest Payment Date, whether or not such day is a Business Day.

Payment of additional amounts:	None payable under current law, provided that the 2014 Notes are listed on a recognized stock exchange as designated by the United Kingdom HM Revenue & Customs.

Listing:	Application will be made to list the 2014 Notes on the New York Stock Exchange although neither SHELL INTERNATIONAL FINANCE B.V. nor ROYAL DUTCH SHELL PLC can guarantee such listing will be obtained.

Optional tax redemption:	In the event of tax law changes that require the payment of additional amounts as described under “Description of Debt Securities — Provisions Applicable to Each Indenture — Optional Tax Redemption” on page 22 in the base prospectus, SHELL INTERNATIONAL FINANCE B.V. may call the 2014 Notes for redemption, in whole but not in part, prior to maturity.

Optional make-whole redemption:	The 2014 Notes will be redeemable as a whole or in part, at the option of SHELL INTERNATIONAL FINANCE B.V. at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of such series of 2014 Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus in each case accrued interest thereon to the date of redemption.

Sinking fund:	There is no sinking fund.

Further issuances:	SHELL INTERNATIONAL FINANCE B.V may, at its sole option, at any time and without the consent of the then existing note holders issue additional 2014 Notes in one or more transactions subsequent to the date of the related prospectus supplement dated March 18, 2009, with terms (other than the issuance date, issue price and, possibly, the first interest payment date and the date interest starts accruing) identical to the 2014 Notes issued pursuant to the prospectus supplement. These additional 2014 Notes will be deemed part of the same series as the 2014 Notes issued pursuant to the prospectus supplement and will provide the holders of these additional 2014 Notes the right to vote together with holders of the 2014 Notes issued pursuant to the prospectus supplement.

Public offering price:	Per Note: 99.973%; Total: $2,499,325,000

Proceeds, before expenses, to issuer:	Per Note: 99.833%; Total: $2,495,825,000

Underwriters:	Barclays Capital Inc. Morgan Stanley & Co. Incorporated

CUSIP Number:	822582 AF9

ISIN:	US822582AF97

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The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it.